

May 4, 2012

Via E-mail
Iryna Antaniuk, CEO
Flux Technologies, Corp.
21 Komorowo Street, Ste. 2
Wolsztyn
Poland 64200

>   **Re: Flux Technologies, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed April 6, 2012**
>   **File No. 333-180624**

Dear Ms. Antaniuk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

  You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

2. Given your nominal assets and lack of operations, please provide us with an analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933. Please address each part of the definition in your analysis.

3. Given the size of your offering relative to the number of shares presently outstanding held by non-affiliates, the nature of the offering, and the length of time for which the selling shareholders have held their securities, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public and, therefore, acting as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Please provide us a detailed analysis of whether the proposed offering is a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Registration Statement Cover Page

4. Please move the date of the prospectus to the prospectus cover page. Refer to Item 501(b)(9) of Regulation S-K.

Summary, page 5

5. The current status of your business is unclear from your disclosure in this section and in the Plan of Operations section. On the one hand, you state that you operate a three-dimensional computer animation business in Poland and that you may expand your services to Europe and North America. On the other, you indicate that you are a development stage company with no revenue and minimal assets, and that you do not plan to set up an office in Poland or acquire the necessary equipment to begin your

operations until 2013. Please revise the disclosure throughout your prospectus to clarify the current status of your business. Please discuss in detail the business activities that you have undertaken to date, including the activities undertaken to secure the service agreement with Paliwa Spolka z o. o. Address specifically whether your current operations are sufficient to service your agreement with Paliwa Spolka z o. o. Also, clarify when you expect to begin work in connection with the agreement, when you anticipate receiving payment (we note that half of the agreed-upon fee is to be paid as a deposit) and when you expect to complete the project.

Risk Factors, page 7

6.   Please add a separate risk factor highlighting that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under "Reports to Security Holders" on page 27.

7.   We note that you have not assessed the effectiveness of your internal controls over financial reporting. In addition, you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please add a risk factor or risk factors addressing the associated risks.

"Because our sole officer and director has other business interests…," page 9

8.   We note that Ms. Antaniuk currently operates a separate computer graphics studio. Please address in this risk factor how Ms. Antaniuk will determine which entity—her studio or the company—will receive a particular business opportunity.

Exhibit 5.1

9.   We note the statements in the seventh paragraph of the legality opinion that it "may not be relied upon for any other purpose" or "quoted circulated or referred to in any other document for any other purpose" without the prior written consent of counsel. Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

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        Incorp Services, Inc.